UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)   *

Town Sports International Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89214A102
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 22, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 39 Pages
Exhibit Index Found on Page 27

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,396,011
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,396,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,396,011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,574,334
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,574,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,021,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,021,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,981
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Michael B. Fisch [See Item 2]
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS David T. Kim [See Item 2]
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Michael G. Linn [See Item 2]
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr. [See Item 2]
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 39 Pages

13D
CUSIP No.89214A102

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 39 Pages

    This Amendment No. 5 to Schedule 13D amends the Schedule 13D initially filed on June 19, 2006 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2. Identity and Background

    Item 2 is amended and restated in its entirety as follows:

    (a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it; and

(v)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

    FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(vi)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Shares held by each of the Farallon Funds.

The Farallon Managing Members

(vii)
The following persons, each of whom is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon  Funds:  Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

Page 19 of 39 Pages

Fisch, Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

Note:

    This Schedule 13D reports that certain entities identified as reporting persons in Amendment No. 4 to this Schedule 13D, filed on March 4, 2010 (the “Previous Filing”), subsequently have disposed of all Shares held by them and thus no longer may be deemed the beneficial owners of any Shares.  In particular, as of March 5, 2010, each of Tinicum Partners, L.P., RR Capital Partners, L.P., Farallon FCP, Ltd., Farallon FCIP, Ltd. and Farallon FCOI II, Ltd. disposed of the remaining Shares held by it and therefore no longer may be deemed the beneficial owner of any Shares.

    This Schedule 13D further reports that certain individuals identified as reporting persons in the Previous Filing subsequently have resigned as managing members of the Farallon General Partner and therefore, as of and from the respective dates of their resignations, no longer may be deemed the beneficial owners of any Shares.  In particular: (i) effective as of March 18, 2010, each of William F. Duhamel, Jason E. Moment, Ashish H. Pant and Richard H. Voon resigned as a managing member of the Farallon General Partner; (ii) effective as of January 31, 2011, each of Davide Leone and Douglas M. MacMahon resigned as a managing member of the Farallon General Partner; and (iii) effective as of December 31, 2012 each of Steven L. Millham and Thomas F. Steyer resigned as a managing member of the Farallon General Partner.

    This Schedule 13D further reports that certain individuals have become managing members of the Farallon General Partner subsequent to the date of the Previous Filing and are therefore identified herein as Farallon Individual Reporting Persons.  In particular: (i) effective as of April 1, 2010, Roberts became a managing member of the Farallon General Partner; (ii) effective as of July 1, 2010, Linn became a managing member of the Farallon General Partner; (iii) effective as of January 1, 2011, Warren became a managing member of the Farallon General Partner; (iv) effective as of January 1, 2014, Kim became a managing member of the Farallon General Partner; and (v) effective as of July 1, 2014, Fisch became a managing member of the Farallon General Partner.

    (b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

    (c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

    (d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
Page 20 of 39 Pages

proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom.

    The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose of Transaction

    Item 4 is amended and restated in its entirety as follows:

    The purpose of the acquisition of the Shares is for investment.

    Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

    On August 22, 2014, Mr. Spokes, the Senior Managing Member of the Farallon General Partner, spoke with a member of the Company’s board of directors.  Mr. Spokes stated the Reporting Persons’ view that, given the increased likelihood that interest in the Company will emerge on the part of potential acquirers, the Company should be prepared to evaluate such interest, including by engaging a financial advisor to explore a range of potential responses.

    Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 21 of 39 Pages

Item 5. Interest in Securities of the Issuer

    Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 24,303,408 Shares outstanding as of July 25, 2014, as reported by the Company in its Report on Form 10-Q for the quarter ended June 30, 2014, filed by the Company with the Securities and Exchange Commission on July 31, 2014.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

Page 22 of 39 Pages

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

    Please see the Note to Item 2(a) identifying certain entities and individuals identified as reporting persons in the Previous Filing that no longer may be deemed the beneficial owners of any Shares.

    The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds.  The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect to Securities of the Issuer

    Item 6 is amended and restated in its entirety as follows.

    As disclosed in the Previous Filing, certain of the Reporting Persons are party to a Registration Rights Agreement dated as of February 4, 2004 (as amended by Amendment No. 1 dated as of March 23, 2006 and Amendment No. 2 dated as of May 30, 2006, the “Registration Rights Agreement”).  Pursuant  to the  terms of the  Registration  Rights  Agreement,  such  Reporting Persons and certain other  shareholders of the Company have the right to require the Company to register under the Securities  Act of 1933, as amended (the  “Securities  Act”), all or part of the Shares  held by them (the  “Registrable  Securities”).  Under and subject to the conditions of the Registration Rights Agreement, such Reporting Persons are entitled to certain long-form, short-form and piggyback registration rights.  In addition, under the Registration Rights Agreement, the Company has agreed to indemnify all holders of Registrable Securities against certain liabilities, including certain liabilities under the Securities Act.

    The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement.  The original Registration Rights Agreement, Amendment No. 1 thereto and Amendment No. 2 thereto were filed by the Company as Exhibits 10.8, 10.9 and 10.9.1, respectively, to the Company’s amended Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 1, 2006, and are  hereby incorporated herein by reference.

Page 23 of 39 Pages

    As disclosed in the Previous Filing, Mr. Jason M. Fish, a former member of the Company’s board of directors, is a former managing member of the Farallon General Partner and of its affiliate Farallon Capital Management, L.L.C.  and is currently a special limited partner of FCP.   As such, Mr. Fish is entitled to a portion of the profits realized from the performance of the Shares owned by the Farallon Funds.

    Except  as  described  above,  there  are no  contracts,  arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any  securities  of the  Company,  including  but not  limited  to the  transfer  or  voting  of any securities  of the  Company,  finder's  fees,  joint  ventures,  loan or  option arrangements,  puts or calls,  guarantees  of profits,  divisions  of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

    There is filed herewith as Exhibit 7 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 8 a Power of Attorney for each of Fisch, Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly.

Page 24 of 39 Pages

SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2014

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf,
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

Page 25 of 39 Pages

ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships and trustee to related trusts
(d)	Delaware limited liability company
(e)
Managing Members:  Andrew J. M. Spokes, Senior Managing Member; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner

(a)
Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Gregory S. Swart, John R. Warren and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner.  The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of the Farallon General Partner.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 26 of 39 Pages

EXHIBIT INDEX

EXHIBIT 7	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 8
Powers of Attorney for Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, John R. Warren and Mark C. Wehrly

Page 27 of 39 Pages

EXHIBIT 7
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  August 26, 2014

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf,
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

Page 28 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Michael B. Fisch
Michael B. Fisch

Page 29 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Richard B. Fried
Richard B. Fried

Page 30 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Daniel J. Hirsch
Daniel J. Hirsch

Page 31 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ David T. Kim
David T. Kim

Page 32 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014                                                                              /s/ Monica R. Landry
 Monica R. Landry

Page 33 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Michael G. Linn
Michael G. Linn

Page 34 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Rajiv A. Patel
Rajiv A. Patel

Page 35 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Thomas G. Roberts, Jr.
Thomas G. Roberts, Jr.

Page 36 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., John R. Warren, and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Andrew J.M. Spokes
Andrew J.M. Spokes

Page 37 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., and Mark C. Wehrly  his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ John R. Warren
John R. Warren

Page 38 of 39 Pages

EXHIBIT 8
to
SCHEDULE 13D

POWER OF ATTORNEY

The undersigned hereby appoints each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., and John R. Warren his or her true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together, “Filing Documentation”) which may be required to be filed in his or her individual capacity as a result of the undersigned’s position as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C., and granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of each of Michael B. Fisch, Daniel J. Hirsch, Monica R. Landry, Thomas G. Roberts, Jr., and John R. Warren under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to execute and file Filing Documentation, unless revoked earlier in writing. The undersigned hereby revokes any and all prior Powers of Attorney executed by the undersigned in his or her capacity as a managing member of Farallon Capital Management, L.L.C. and/or Farallon Partners, L.L.C. with respect to the execution and filing of Filing Documentation.

Date: July 1, 2014	/s/ Mark C. Wehrly
Mark C. Wehrly

Page 39 of 39 Pages